Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON'S FIRST QUARTER EARNINGS CONFERENCE CALL SCHEDULED
FOR MONDAY, MAY 19th, 2008

Tel Aviv, May 13, 2008 - Elron Electronic Industries Ltd. (NASDAQ: ELRN & TASE: ELRN) today announced that it will be hosting a conference call on Monday, May 19th at 10:00 am EDT and 5:00 pm Israel time to discuss its first quarter 2008 results. The company plans to release its results prior to the conference call.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

In the US:	1 888 668 9141
In the UK:	0 800 051 8913
In Israel:	03 918 0691
International Participants: +972 3 918 0691

at:
10:00 am Eastern Time, 7:00 am Pacific Time, 3:00 pm UK and 5:00 pm Israel Time

For your convenience, a replay of the call will be available through May 21, 2008. The replay numbers are:

1 888 295 2634 (US), 0 800 917 1246 (UK) and +972 3 925 5941 (International).

A replay of the call will also be available from a link on the Company website.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:	Investor Relations Contact:
Rinat Remler	Fiona Darmon/ Kenny Green
Elron Electronic Industries Ltd.	GK Investor Relation
Tel. 972-3-6075555	Tel. +1 646 797 2868
rinat@elron.net	info@gkir.com

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).